Exhibit 5

RECENT DEVELOPMENTS

This section provides information that supplements the information about Colombia contained in Colombia’s 2021 Annual Report, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the 2021 Annual Report, as amended, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the 2021 Annual Report, as amended to date.

Republic of Colombia

Domestic Initiatives

Due to rising international oil prices and exchange rate levels, the Fuel Price Stabilization Fund (“FEPC”) began accumulating high deficits during 2022. The macroeconomic and financial context could generate a larger differential in the FEPC price than projected in the Medium-Term Fiscal Framework. Therefore, the Government is working on the implementation of a plan to reduce such deficit. This plan consists of i) an increase in fuel prices to reduce the differential between local and international prices, and ii) the payment of the deficit that the fund is accumulating, in compliance with fiscal rule. On December 21, 2022, the Minister of Finance and Public Credit, José Antonio Ocampo, announced a new transfer from the Government to the FEPC of Ps. 4 trillion, the last transfer of a total of Ps. 18.2 trillion allocated to the FEPC during 2022.

On October 20, 2022, Bill 173 of 2022, which amends the Political Constitution of Colombia to establish the Agrarian and Rural Jurisdiction, was approved in the second debate in the Plenary of the House of Representatives. The creation of the Agrarian and Rural Jurisdiction was contemplated as part of the Peace Agreement and a corresponding Constitutional Court order, with the goal that all residents in the countryside have access to justice and can resolve their conflicts peacefully in order to resolve existing problems and avoid the generation of new ones.

On November 1, 2022, through Decree 2113 of 2022, the Government declared a National Disaster Situation for 12 months, due to the rainy season caused by the “La Niña” natural phenomenon, which began in August 2022. The rainy season has caused flood threats in 22 departments of the country due to the probability of floods and flash floods, as well as a high probability of landslides in 519 municipalities of 24 of the country’s departments.

On November 17, 2022, the Congress approved the tax reform project, the legal and fiscal tool that will provide additional revenue to the Government of approximately Ps. 20 trillion. The main objectives of the tax reform are to: (i) ensure a sufficient financing of social spending, that in turn is essential to eradicate hunger and to reduce poverty and inequality, (ii) promote productive development necessary to improve the quality of life of Colombians and move forward in the productive transformation; and (iii) expand the sources of income necessary for the stability of public finances. On December 13, 2022, President Petro enacted the tax reform as Law 2277 of December 2022.

On November 15, 2022, the director of the National Planning Department, Jorge Iván González, released the first version of what will be the National Development Plan (“PND”) 2022-2026, “Colombia, World Power of Life, where the goals to be met in the short, medium and long term are defined in the next four years. This first version consists of 235 pages submitted for consideration by the National Planning Council, for discussion by representatives of the territorial entities and the different sectors that make up civil society (economic, social, ecological, and cultural). The main goals detailed in the PND are: land use planning around water and environmental justice; human security and social justice; right to food; globalization; productive transformation for life and climate action; and regional convergence. The process of elaboration of the PND is ongoing and is expected to include input from regional dialogues.

On December 22, 2022, the Minister of Labor, Gloria Inés Ramírez, announced the signing of the decree to increase the minimum wage for 2023. The minimum wage increased by 16% to Ps. 1,160,000 per month, and transportation aid increased by 20% to Ps. 140,000 per month.

Guerilla Activity

On August 19, 2022, the ELN released six members of the Armed Forces who had been kidnapped in the department of Arauca.

On October 4, 2022, President Petro announced the resumption of peace talks with the ELN.

On November 4, 2022, President Petro signed Law 2272 of 2022, which amended and extended Law 418 of Total Peace, allowing the Government to continue negotiations with armed insurgents and criminal organizations and to request the suspension of arrest orders against members of criminal organizations. Based on this new law, the Government has asked the Attorney General’s office to suspend some arrest orders against the members representing the Gaitanista Self-Defense Forces of Colombia and the Sierra Nevada organization so that their representatives can participate in peace talks with the Government.

On November 19, 2022, the High Commissioner for Peace, Danilo Rueda, and the Head of the ELN Delegation, Pablo Beltrán, confirmed that peace talks would resume on November 21, 2022, in Caracas, Venezuela.

On December 3, 2022, President Petro announced that after the start of a peace dialogue with the ELN, the parties agreed that the ELN would allow the displaced Embera indigenous populations to return to their territories.

On January 4, 2023, after the ELN publicly announced that the protocols for any proposed ceasefire would need to be agreed upon at a dialogue table, the Government suspended its bilateral ceasefire with the ELN and indicated that the ceasefire would be revisited in the next cycle of peace talks with the ELN. Additionally, the Government ratified the start of bilateral ceasefires with four illegal armed organizations: Segunda Marquetalia FARC-EP, Estado Mayor Central FARC-EP, the Gaitanista Self-Defense Forces of Colombia (AGC) and the Sierra Nevada Self Defense group.

On January 22, 2023, President Petro announced several governmental measures that would be taken to overcome road blockages caused by landslides in the southwestern region of the country, particularly those affecting the population of Rosas in the department of Cauca. These measures include the opening of alternative roads, the purchase of crops, the supply of fuel, establishing a limit on the price of liquefied gas, as well as other long-term actions related to the construction of more lanes, the agro-industrialization of Nariño and the expansion of the port of Tumaco for exports.

Criminal Activity

During the eleven-month period ended November 30, 2022, 12,634 incidents of homicide were reported, a decrease of 2.4% compared to the same period in 2021, during which 12,950 incidents of homicide were reported. During the eleven-month period ended November 30, 2022, 183 incidents of kidnapping were reported, compared to 150 incidents of kidnapping reported in the same period in 2021. Meanwhile, incidents of terrorism increased 136% from 218 during the eleven-month period ended November 30, 2021, compared to 515 during the same period of 2022.

Unconventional Reservoir Projects

On October 20, 2022, the Government announced that more than 330 current contracts for the exploration and extraction of hydrocarbons would have guarantees for their continuity and execution.

On November 3, 2022, the Minister of Mines and Energy, Irene Vélez, reassured the public that the Government would not end all mining and oil exploration and extraction in Colombia including in regions such as the Magdalena Medio. Instead, the Government plans to facilitate an energy transition guaranteeing the reliability and stability of the energy system, employment and economic resources coming from the sector.

On November 9, 2022, the Government, headed by the Minister of Mines and Energy, presented the “Construction of principles, methodology and launch of the Social Dialogue to define the Roadmap for the Just Energy Transition in Colombia, in the context of the United Nations Conference on Climate Change COP27, in Egypt. The roadmap for the energy transition designed to be built through technical analysis and existing regulations such as Law 2099 of 2021 and CONPES 4075 of 2022.

On November 16, 2022, during the “V Cumbre del Petróleo, Gas y Energía”, the Minister of Mines and Energy indicated that the Ministry established a technical committee together with the National Hydrocarbons Agency (ANH) and the Colombian Oil and Gas Association (ACP), to analyze 380 contracts currently in place and identify bottlenecks for those which are halted, due to public order, social conflict or environmental procedures, among others. Such review will be conducted in order to guarantee exploratory activities agreed to in the referred contracts, as well as to benefit from the contribution of contracts in the development and production phases.

On November 28, 2022, under the leadership of the Ministry of Mines and Energy, Grupo Energía de Bogotá signed an agreement with the municipalities of Riohacha and Maicao, in the department of La Guajira, to install photovoltaic solar power systems which will help expand the coverage of the energy service to 129 educational institutions and 362 community care units in these municipalities.

On December 12, 2022, the Special Assets Partnership (“SAE”) announced the signing of a memorandum of understanding with the Ministry of Mines and Energy and the National Mining Agency to improve the supervision over the management of companies dedicated to the exploitation, refining and commercialization of mineral resources. The parties aim to promote investment and combat organized crime. Additionally, the parties are contemplating the creation of a state-owned mining company composed of the two gold trading companies that SAE has in its portfolio, CIJ GUTIERREZ and MEPRECOL, to buy gold within Colombia and sell it on the international market.

On January 20, 2023, at the World Economic Forum in Davos, Switzerland, the Minister of Mines and Energy, Irene Vélez, confirmed the Government’s commitment to the country’s transition from an economy dependent on fossil resources to a productive economy. The Minister highlighted that the country has a plan to increase gas and oil reserves to support this transition and guarantee energy self-sufficiency, and that work is being done to promote current projects. The Minister also reiterated that the National Hydrocarbons Agency (ANH), reviewed the existing exploration and exploitation contracts in Colombia and determined that they would guarantee the national supply of oil and gas at least through the year 2037.

Corruption Investigations

On July 28, 2022, the Attorney General dismissed and disqualified for 12 years former senator Bernardo Miguel Elías Vidal, for acts of corruption, benefiting an Odebrecht firm in the processing of contractual agreements.

On September 28, 2022, the Attorney General dismissed and disqualified for 18 years the former president of the National Infrastructure Agency (“ANI”), Luis Fernando Andrade Moreno, for irregularities in the amendments to the Concession contract for the Ruta del Sol in Sector II (Puerto Salgar – San Roque), which favored the Ruta del Sol S.A.S. made up of companies from the Odebrecht group.

On January 10, 2023, the Office of the Attorney General announced that nine officials from ANI, would be charged in relation to alleged irregularities in the contracting of the second Puente Plato on the Ruta del Sol III.

On January 17, 2023, President Petro announced his support of the Minister of Defense in the face of recent announcements by the Guatemalan Prosecutor’s Office of a possible corruption investigation into the Minister.

Covid-19

As of January 3, 2023, a total of 90,101,737 million doses of COVID-19 vaccines have been administered in Colombia.

As of January 5, 2023, COVID-19 infections in Colombia totaled 6,484 active cases.

Monkeypox Virus

As of January 16, 2023, Monkeypox Virus infections in Colombia totaled 30 active cases.

Foreign Affairs, International Organizations and Migration

Migration

On September 26, 2022, the Norte de Santander border between Colombia and Venezuela was reopened, after being closed since February 2019.

On October 7, 2022, the Minister of Finance and Public Credit, José Antonio Ocampo, announced the signing of the International Coffee Agreement, with the goal of a more active and committed participation of public and private actors and to improve conditions and increase sustainability in the industry.

On October 18, 2022, the Ministry of Foreign Affairs announced that the United Kingdom would lift tourist visa requirements for Colombians starting on November 9, 2022.

On November 1, 2022, President Petro and President Nicolás Maduro of Venezuela met in person. This was the first meeting between the presidents of the two countries in approximately six years. During the meeting, the presidents discussed: (i) strengthening commercial ties with the reopening of the border of Colombia and Venezuela; (ii) the joint fight against drug trafficking; (iii) the fight for the defense of the Amazon rainforest; and (iv) the proposal for Venezuela to rejoin the Inter-American Human Rights System and the Andean Community (CAN).

On November 21, 2022, Migración Colombia began the delivery of Permits for Temporary Protection to Venezuelan migrants, which allow them to access the social services offered by the Government.

On January 5, 2023, the José Antonio Páez international bridge in Arauca, which connects Colombia and Venezuela, was fully reopened after seven years of being closed.

Economy

Gross Domestic Product

In the third quarter of 2022, real GDP grew by 7.0% in real terms compared to the same period of 2021.

According to preliminary data, in the third quarter of 2022 the manufacturing sector grew by 7.3% in real terms and represented approximately 12.3% of GDP, compared to 18.4% growth in the same period of 2021. Agriculture, livestock, fishing and forestry sector shrank by 1.1% in real terms in the third quarter of 2022 compared to the third quarter of 2021, and that sector accounted for approximately 5.7% of GDP. Construction activity increased by 13.8% in real terms in the third quarter of 2022, compared to an increase of 3.1% in the same quarter of 2021 and accounted for approximately 4.8% of GDP. Mining activity (including oil) increased by 0.25% in real terms in the third quarter of 2022, compared to an increase of 4.2% in the same period of 2021, and represented approximately 3.8% of GDP. Electricity, gas and water sector grew by 2.7% in real terms in the third quarter of 2022, compared to growth of 7.3% in the same period of 2021 and represented approximately 2.9% of GDP.

According to preliminary figures, gross fixed public investment represented 15.9% of GDP in the third quarter of 2022 and registered a growth of 1.6% in comparison to the same period of 2021. Gross fixed private investment, which represented 76.1% of GDP in the second quarter of 2022, registered a 14.6% increase compared to the same period in 2021.

Employment and Labor

The following table presents national monthly average rates of unemployment from January 2017 through November 2022, according to the methodology adopted by DANE:

National Monthly Unemployment Rates

	2017	2018	2019	2020	2021	2022
January	12.0%	12.1%	13.1%	13.5%	17.6%	14.6%
February	10.9	11.2	12.1	12.8	15.6	12.9
March	9.9	9.8	11.2	13.2	14.7	12.1
April	9.1	9.7	10.7	20.5	15.5	11.2
May	9.8	10.0	11.0	22.0	15.2	10.6
June	9.0	9.3	9.7	20.4	14.6	11.3
July	9.9	10.0	11.3	20.9	13.1	11.0
August	9.5	9.4	11.2	17.4	12.9	10.6
September	9.5	9.7	10.8	16.3	12.0	10.7
October	8.7	9.4	10.1	15.3	12.0	9.7
November	8.8	9.0	9.6	13.9	11.5	9.5
December	8.9	10.0	9.9	13.9	11.1

(1)	Unemployment rate is defined as the unemployed population divided by the labor force.

Source: DANE.

The following table presents the distribution of national employment by sector of the economy for the periods indicated:

National Quarterly Employment Rates by Sector

	2022
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Agriculture, fishing, hunting and forestry	14.7%	15.0%	14.5%
Mining and quarrying	1.2%	1.3%	1.1%
Manufacturing	10.6%	10.3%	10.7%
Electricity, gas and water supply	1.5%	1.4%	1.5%
Construction	7.2%	7.0%	7.0%
Retail, hotels and restaurants	25.1%	24.4%	24.9%
Transport, storage and communications	9.0%	9.3%	9.0%
Financial intermediation	1.9%	1.8%	2.0%
Real estate, renting and business activities	8.7%	8.6%	9.1%
Community, social and personal services	20.2%	20.9%	20.2%
Total	100.0%	100.0%	100.0%

Source: DANE. Calculations: Ministry of Finance.

Foreign Trade and Balance of Payments

Balance of Payments

In recent years, Colombia has registered deficits in the primary income of the current account because inflows from its foreign assets have not been sufficient to offset the interest payable on its foreign liabilities. According to preliminary figures, in the second and third quarter of 2022, Colombia registered a deficit in the primary income of the current account of US$4,606 million and US$4,702 million respectively. The secondary income category, however, registered inflows of US$2,914 million and US$3,096 million in the second and third quarter of 2022. In the second and third quarter of 2022, the deficit in the services category registered a deficit of US$1,344 million and US$987 million respectively, showing an improvement compared to the same periods of 2021.

According to preliminary figures, in the second quarter of 2022, Colombia registered a current account deficit of US$4,858 million, 20% higher than the deficit in the same period of 2021. In the third quarter of 2022, Colombia registered a current account deficit of US$6,177 million, 27% higher than the deficit in the same period of 2021. According to preliminary figures, total foreign investment registered a deficit of US$3,071 million in the third quarter of 2022, compared to a deficit of US$2,528 million in the same period of 2021. Net direct investment increased to US$3,317 million and net portfolio investment increased to US$2,584 million during the third quarter of 2022.

According to preliminary figures, in the third quarter of 2022, net acquisition of financial assets decreased to US$397 million and the net incurrence of liabilities decreased to US$644 million compared to the same period of 2021.

Geographic Distribution of Trade

The following tables show the destination and origin, respectively, of Colombia’s exports and imports for the periods indicated.

Merchandise Exports to Major Trading Partners

	2017	2018	2019(1)	2020(1)	2021(1)	As of November 30, 2022(1)
United States	27.9%	25.5%	29.2%	28.7%	26.5%	25.8%
Venezuela	0.8%	0.8%	0.5%	0.6%	0.8%	1.1%
China	5.8%	10.0%	11.6%	8.9%	8.8%	4.0%
Netherlands	4.1%	2.5%	3.1%	2.3%	2.4%	4.7%
Ecuador	3.9%	4.4%	4.9%	4.7%	4.2%	3.3%
Panama	6.5%	7.0%	6.0%	4.6%	5.8%	10.3%
Spain	2.6%	2.8%	1.3%	1.6%	1.7%	2.5%
Chile	2.7%	2.8%	2.5%	2.5%	2.6%	2.8%
Peru	3.0%	2.8%	2.9%	2.8%	2.6%	1.9%
Brazil	3.6%	3.7%	3.7%	4.1%	5.0%	4.1%
India	0.7%	1.3%	0.9%	2.6%	5.4%	4.5%
United Kingdom	1.1%	1.0%	1.2%	1.2%	1.1%	1.1%
Switzerland	0.9%	0.8%	0.4%	0.4%	0.4%	0.2%
Others	36.4%	34.5%	31.9%	35.0%	32.7%	33.8%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Preliminary.

Sources: DANE and National Directorate of Customs and Taxes.

Merchandise Imports by Major Trading Partners(1)

	2017(2) (3)	2018(2) (3)	2019(2) (3)	2020(2) (3)	2021(2) (3)	As of November 30, 2022(2)
United States	26.0%	25.2%	25.1%	24.1%	23.6%	25.5%
Mexico	7.6%	7.8%	7.5%	6.9%	6.5%	5.5%
China	18.9%	20.6%	20.8%	23.8%	23.1%	23.1%
Panama	0.1%	0.1%	0.1%	0.1%	0.1%	0.1%
Switzerland	0.9%	0.9%	0.9%	0.9%	0.7%	0.5%
South Korea	1.7%	1.6%	1.3%	1.5%	1.5%	1.3%
Germany	4.1%	4.3%	4.2%	3.8%	3.5%	3.1%
Brazil	5.0%	5.5%	6.0%	5.7%	5.7%	6.8%
Chile	1.5%	1.4%	1.2%	1.4%	1.2%	1.3%
Japan	2.7%	2.5%	2.3%	2.0%	2.1%	1.8%
Spain	2.1%	1.9%	1.9%	1.8%	2.1%	1.9%
Uruguay	0.1%	0.1%	0.1%	0.2%	0.1%	0.1%
Ecuador	1.6%	1.6%	1.6%	1.9%	1.4%	1.3%
Others	27.8%	26.4%	26.9%	26.0%	28.2%	27.7%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Totals may differ due to rounding.

(1)	Correspond to country of purchase.

(2)	Preliminary

(3)	Annual variation according to dollar amounts (FOB).

Sources: DANE and National Directorate of Customs and Taxes.

During the eleven-month period ended November 30, 2022, Colombia’s three major import partners (CIF) were the United States, China and Brazil, representing 25.5%, 23.1% and 6.8% of Colombia’s total imports during such period, respectively.

During the eleven-month period ended November 30, 2022, Colombia’s three major export partners (FOB) were the United States, Panama and Netherlands, representing 25.8%, 10.3% and 4.7% of Colombia’s total exports during such period, respectively.

As of January 19, 2023, Colombia did not have any trade agreements with Russia.

Monetary System

Interest Rates and Inflation

On September 30, 2022, Banco de la República increased the discount rate by 100 basis points to 10.00% due to inflation expectations for 2022.

On October 31, 2022, Banco de la República increased the discount rate by additional 100 basis points to 11.00% due to inflation expectations for 2022.

On December 19, 2022, Banco de la República increased the discount rate by additional 100 basis points to 12.00% due to inflation expectations for 2022.

The 12-month change in Consumer Price Index (“CPI”) as of December 31, 2022, was 13.1%.

As of December 31, 2022, the year-over-year Producer Price Index (“PPI”) increased by an estimated 21.8%, mainly due to increases in prices of mining (29.3%) and agriculture, livestock and fishing (33.5%) and of industrial prices (16.3%).

As of January 16, 2023, the Fixed Term Deposit rate (“DTF”) was 13.6%.

The following table shows changes in the CPI and the PPI and average 90-day deposit rates for the periods indicated.

Inflation and Interest Rates

Period	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-Term Reference Rate (DTF)(2)
2022
January	6.9	29.4	3.5
February	8.0	31.1	4.3
March	8.5	33.8	5.0
April	9.2	34.3	6.0
May	9.1	34.6	7.0
June	9.7	31.6	7.7
July	10.2	33.0	9.3
August	10.8	29.1	10.6
September	11.4	27.3	11.0
October	12.2	26.4	11.6
November	12.5	24.5	12.6
December	13.1	21.8	13.4

(1)	Percentage change over the previous 12 months at the end of each month indicated.

(2)	Average for each indicated month in 2022, year-on-year of the DTF, as calculated by the Financial Superintendency.

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates

The following table shows the average and end-of-period peso/dollar exchange rates and the real exchange rate index for the dates and periods indicated.

Exchange Rates

Year	Average(1)	End-of- period	Real Exchange Rate Index(2)(3) Average
	(pesos per U.S. dollar)		(Avg. 2010=100)
2022
January	4,000.72	3,982.60	158.28
February	3,938.36	3,910.64	155.70
March	3,805.52	3,748.15	155.04
April	3,796.39	3,966.27	154.40
May	4,027.60	3,912.34	151.16
June	3,922.50	4,127.47	150.95
July	4,394.01	4,300.30	147.20
August	4,326.77	4,400.16	146.28
September	4,437.31	4,532.07	142.92
October	4,714.96	4,819.42	140.46
November	4,922.30	4,809.51	141.15
December	4,787.89	4,810.20

(1)	Representative market rate as calculated by the Financial Superintendency.

(2)

Colombian Peso Real Exchange Rate Index “1”: Based on the producer price index for non-traditional goods in global trade. The real exchange rate index is calculated by adjusting the nominal exchange rate by the producer price index of Colombia’s trading partners and the domestic producer price index. Yearly data corresponds to December of each year. From May 2015, the Real Exchange Rate Index base is 2010. Producer price index figures used in calculating Colombian Peso Real Exchange Rate Index for 2015 use the new methodology described above.

(3)	The Real Exchange Rate Index figures for 2022 are preliminary.

Source: Superintendencia Financiera, Banco de la República.

International Reserves

As of December 31, 2022, gross international reserves decreased by US$1,297.7 million to US$57,290.1 million, compared to December 2021.

As of January 19, 2023, the General Directorate of Public Credit and National Treasury had no current position in swaps and forward contracts over foreign exchange.

Public Sector Finance

2023 Budget

On July 29, 2022, the Ministry of Finance presented to the Congress the draft General Budget of the Nation for 2023 (the “2023 Budget”) amounting to Ps. 391.4 trillion, an 11% increase over the 2021 budget.

On September 21, 2022, the joint Senate and Chamber Economic Commission approved the draft 2023 Budget in the first debate, with an addition of Ps.14.1 trillion for a total amount of Ps. 405.6 trillion.

On October 18, 2022, Congress approved the 2023 Budget for the fiscal period from January 1, 2023, to December 31, 2023, for Ps. 405.6 trillion. The 2023 Budget will allow expanding investment in infrastructure and in social spending in all departments. The 2023 Budget has as its purpose social equity and equitable distribution throughout the country. According to the Minister of Finance and Public Credit, the 2023 Budget represents 27.7% of GDP and an increase of 15.1% compared to the previous year. According to the 2023 Budget, Ps. 253.6 trillion will be allocated for operations; Ps. 77.9 trillion for debt service, and Ps. 74.0 trillion for investment. The sectors with the highest allocations are education (Ps. 54.8 trillion); health and social protection (Ps. 50.2 trillion); Ministry of Finance and Public Credit (Ps. 48.7 trillion); defense and police (Ps. 48.3 trillion); labor, (Ps. 37.9 trillion) and social inclusion and reconciliation (Ps. 17.8 trillion).

On November 29, 2022, President Petro enacted the 2023 Budget as Law No. 2276 of 2022.

On December 22, 2022, the Ministry of Finance presented Colombia’s updated Financing Plan for the years 2022 and 2023. The updated Financing Plan projects a fiscal deficit of 5.5% of GDP for 2022, which reflects a 1.6% decrease from the fiscal deficit of 7.1% of GDP in 2021. Additionally, the updated Financing Plan for 2022 contemplates funding sources totaling Ps. 123.6 billion, internal disbursements of Ps. 40.9 billion and external disbursements of Ps. 22.1 billion.

The updated Financing Plan projects a fiscal deficit of 3.8% of GDP in 2023, the largest single-year deficit reduction since 1993, in part due to assumptions of higher fiscal revenue as a result of the recently enacted tax reform. Additionally, the updated Financing Plan for 2023 contemplates internal disbursements of Ps. 36.2 billion and external disbursements of Ps. 24.3 billion.

The updated Financing Plan projects that the FEPC will register a deficit of 0.1% of GDP in 2023 and then surpluses of 1.1% of GDP and 0.5% of GDP in 2024 and 2025, respectively, due to the lower compensation differentials of 0.6% of GDP and 0.1% of GDP expected in 2024 and 2025, respectively. The Government expects to make transfers to the fund of 1.7% of GDP and 0.5% of GDP in 2024 and 2025, respectively.

Public Sector Debt

In the first half of 2022, Central Government gross debt totaled Ps. 795,721 billion, equivalent to 58.4% of GDP, of which internal debt totaled Ps. 493,710 billion (36.3% of GDP) and external debt totaled Ps. 302,011 billion (22.2% of GDP). In the first half of 2022, net debt of the Central Government totaled Ps. 759,676 billion, equivalent to 55.8% of GDP, of which internal debt totaled Ps. 461,694 billion (33.9% of GDP) and external debt totaled Ps. 297,982 billion (21.9% of GDP).

Public Sector Internal Debt

As of November 30, 2022, the Central Government’s total direct internal funded debt (with an original maturity of more than one year) was Ps. 504.8 trillion, compared to Ps. 441.5 trillion as of November 30, 2021.

The following table shows the direct internal funded debt of the Central Government as of November 30, 2022, by type:

Central Government: Internal Public Funded Debt - Direct Funded Debt

(In millions of Ps.)

	As of November 30, 2021	As of September 30, 2022
	(In million COP)	(In million COP)
Treasury Bonds	Ps. 384,594,247	Ps. 440,245,107
Treasury Bonds (short term)	14,402,498	12,355,069
Pension Bonds	6,817,133	6,166,220
Peace Bonds	825	771
Constant Value Bonds	1,093,871	946,591
Others(1)	1,903,411	1,930,573
Security Bonds	1	1
Treasury notes	22,911,214	33,386,341
Solidarity notes	9,741,703	9,741,703

Total	441,464,904	504,772,376

Total may differ due to rounding.

(1)	Includes other assumed debt.

Source: Deputy Directorate of Risk - Ministry of Finance.

Total direct internal floating debt (i.e., short-term debt with an original maturity of one year or less) of the Central Government totaled Ps. 69.7 billion as of December 31, 2022.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of more than one year) by type and by creditor:

Public Sector External Funded Debt by Type(1)

	As of November 30, 2021		As of November 30, 2022
Central Government	U.S. $	71,461	U.S. $	73,785
Public Entities(2)
Guaranteed		1,499		1,378
Non-Guaranteed		25,529		24,265

Total External Funded Debt	U.S. $	98,490	U.S. $	99,427

(1)

Provisional; subject to revision. Includes debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2021, and November 30, 2022, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities.

Source: Debt Database - Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	As of November, 30, 2021		As of November 30, 2022
	(In millions of U.S. dollars)
Multilaterals	U.S. $	31,542	U.S. $	33,775
IDB		10,313		11,404
World Bank		12,973		13,997
Others		8,257		8,374
Commercial Banks		6,248		6,347
Export Credit Institutions		3,199		2,695
Bonds		52,417		51,447
Foreign Governments		5,080		5,164
Suppliers		2		0

Total	U.S. $	98,490	U.S. $	99,427

Total may differ due to rounding.

(1)

Provisional; subject to revision. Debt with an original maturity of more than one year. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates as of November 30, 2021, and November 30, 2022, respectively.

Source: Debt Registry Office Ministry of Finance.